January 21, 2025

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted January 13, 2025
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1
Management
Compensation of Directors and Executive Officers, page 149

1. Please update your executive compensation information for the most recently completed fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.
 January 21, 2025
Page 2
The Consolidated Financial Statements, page F-1

2.     Please update your financial statements for the fiscal year ended
December 31,
       2024 in accordance with Item 8.A.4 of Form 20-F or include the representations noted
       in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Li He